Filed by UAL Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6
under the Securities Exchange Act of 1934

Subject Company: Continental Airlines, Inc.
Commission File No.: 1-10323

Important Information For Investors And Stockholders

In connection with the proposed merger of equals transaction between UAL Corporation (“UAL”) and Continental Airlines, Inc. (“Continental”), UAL filed with the Securities and Exchange Commission (“SEC”), and the SEC declared effective on August 18, 2010, a registration statement on Form S-4 that includes a joint proxy statement of Continental and UAL that also constitutes a prospectus of UAL.  UAL and Continental have mailed the joint proxy statement/prospectus to their respective security holders.  UAL AND CONTINENTAL URGE INVESTORS AND SECURITY HOLDERS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY, AS THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.  Investors and security holders may obtain free copies of the joint proxy statement/prospectus and other documents containing important information about UAL and Continental through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by UAL are available free of charge on UAL’s website at www.united.com or by contacting UAL’s Investor Relations Department at (312) 997-8610.  Copies of the documents filed with the SEC by Continental are available free of charge on Continental’s website at www.continental.com or by contacting Continental’s Investor Relations Department at (713) 324-5152.

UAL, Continental and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction.  Information about the directors and executive officers of Continental is set forth in its proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on April 23, 2010, and the joint proxy statement/prospectus related to the proposed transaction.  Information about the directors and executive officers of UAL is set forth in its proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on April 30, 2010, and the joint proxy statement/prospectus related to the proposed transaction.  These documents can be obtained free of charge from the sources indicated above.

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The following letter was sent to certain UAL stockholders beginning on August 30, 2010.

August 30, 2010

Dear Stockholder:

We have previously sent to you proxy material for the UAL Corporation special meeting of stockholders to be held on September 17, 2010.  The UAL Board of Directors unanimously recommends that stockholders vote FOR the proposals in connection with the merger with Continental Airlines, Inc.

Since approval of the merger requires the affirmative vote of holders of a majority of the outstanding shares of common stock entitled to vote, your vote is important, no matter how many or how few shares you may own.  If you fail to vote, it will have the same effect as a vote against the proposed merger. If you have not already done so, please vote TODAY by telephone, via the Internet, or by signing, dating and returning the enclosed proxy card in the envelope provided.

Very truly yours,

Thomas J. Sabatino, Jr.
Senior Vice President, General Counsel and
Corporate Secretary

REMEMBER:
You can vote your shares by telephone, or via the Internet.
Please follow the easy instructions on the enclosed proxy card.

If you have any questions, or need assistance in voting
your shares, please call our proxy solicitor,

INNISFREE M&A INCORPORATED
TOLL-FREE, at 1-877-800-5182.